Filed by FG Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Merger Corp.

Commission File No. 001-41309

IPO Edge and the Palm Beach Hedge Fund Association will host a fireside chat with FG Merger Corp. (NASDAQ:FGMC) and iCoreConnect (OTCQB:ICCT) on Thursday, July 27 at 11 AM ET to discuss the company’s business cloud-based software for solving healthcare business problems, ICCT’s growth potential along with its unique SPAC structure and intention for ICCT to list on Nasdaq. The live event will feature the FG Merger Corp. CEO Wes Schrader and iCoreConnect CEO Robert McDermott. The event will be moderated by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a video session lasting approximately 60 minutes including a Q&A with the audience.

To register, CLICK HERE (https://icrinc.zoom.us/webinar/register/WN_ZylvkLERTPGZiOyLj04H_A)

Mr. Schrader and Mr. McDermott will discuss:

•	Upcoming Business Combination between FGMC and ICCT
•	Unique SPAC Structure and availability to retail investors
•	Features of the transaction
•	ICCT Business and model
•	Growth potential of ICCT

About FG Merger Corp.

FG Merger Corp. is a Nasdaq-listed blank check company, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one of more businesses.

About iCoreConnect

iCoreConnect,Inc. is a leading, cloud-based software and technology company focused on increasing workflow productivity and practice profitability through its enterprise and healthcare workflow platform of applications and services. iCoreConnect is most notably known for its innovation in solving healthcare business problems. The company’s philosophy places a high value on customer feedback, allowing iCoreConnect to respond to the market’s needs. iCoreConnect touts a platform of 16 SaaS enterprise solutions and more than 100 agreements with state or regional healthcare associations across the country.

Wes Schrader

•	25+ years experience in executive and non-executive roles
•	Founded Waverider Partners, an advisory and investment firm
•	Founded Capital MW, a management consulting firm

Robert McDermott

•	30 years experience as CEO of multiple companies
•	Led companies to Inc. 500 and Inc. 5000

Additional Information and Where to Find It

In connection with the proposed business combination, FGMC and iCoreConnect have filed a joint proxy statement/prospectus with the SEC which has been declared effective, and each of FGMC and iCoreConnect have mailed a the joint proxy statement/prospectus relating to the proposed business combination to their respective stockholders.

FGMC’s and iCoreConnect’s stockholders and other interested persons are advised to read the proxy statement/prospectus and any amendments thereto, and other documents filed in connection with the proposed business combination, as these materials contain important information about iCoreConnect, FGMC and the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by FGMC with the SEC also may be obtained free of charge upon written request to FG Merger Corp, 104 S. Walnut Street, Unit 1A, Itasca, IL 60143. The documents filed by iCoreConnect with the SEC also may be obtained free of charge upon written request to iCoreConnect Inc., 529 E Crown Point Road, Suite 250 Ocoee, FL 34761.

Participants in the Solicitation

FGMC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FGMC’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of FGMC and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about FGMC’s directors and executive officers and their ownership in FGMC is set forth in the final FGMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC on February 2, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

iCoreConnect and its directors and executive officers are participants in the solicitation of proxies from iCoreConnect’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of iCoreConnect and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about iCoreConnect’s directors and executive officers and their ownership in iCoreConnect is set forth in iCoreConnect’s Annual Report on Form 10-K for the year ended December 31, 2022 and filed with the SEC on March 23, 2023, as amended by Annual Report on Form 10-K/A, filed with the SEC on June 16, 2023, and as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

Before making any voting decision, investors and security holders of FGMC and iCoreConnect are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of FGMC’s and iCoreConnect’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FGMC and iCoreConnect. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FGMC and iCoreConnect do not presently know, or that FGMC and iCoreConnect currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FGMC’s and iCoreConnect’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of FGMC and iCoreConnect described in the joint preliminary proxy statement and a preliminary prospectus contained in the Form S-4 registration statement that FGMC and iCoreConnect filed with the SEC, including those under “Risk Factors” therein. FGMC and iCoreConnect anticipate that subsequent events and developments will cause their assessments to change. However, while FGMC and iCoreConnect may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing FGMC’s or iCoreConnect’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.